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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                    FORM 6-K

                    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT
                         TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

For the month of:  December 2005

Commission File Number:  000 - 50778

                                  HEMOSOL CORP.

                            2585 Meadowpine Boulevard
                      Mississauga, Ontario, Canada L5N 8H9


Indicate by check mark whether the registrant files or will file annual reports
under cover of Form 20-F or Form 40-F.      Form 20-F /X/     Form 40-F / /

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                                Yes  / /      No /X/

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                                                Yes  / /      No /X/

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3 under the Securities Exchange Act of 1934.
                                                Yes  / /      No /X/

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

The following are included in this Report on Form 6-K:

1.       Press release, dated December 2, 2005.
2.       Material change report, dated December 2, 2005.

                                   SIGNATURES:

       Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

       December 2, 2005

                                   HEMOSOL CORP.

                                   by     /S/ LEE HARTWELL
                                          --------------------------------------
                                          Lee Hartwell
                                          President, Chief Executive Officer and
                                          Chief Financial Officer



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                                                                  [HEMOSOL LOGO]

MEDIA RELEASE


        HEMOSOL ANNOUNCES FILING OF APPLICATION TO APPOINT RECEIVER AND
                            RESIGNATION OF DIRECTORS


TORONTO, ONTARIO (DECEMBER 2, 2005)--Hemosol Corp. (NASDAQ: HMSL, TSX: HML) announced that PricewaterhouseCoopers Inc., in its capacity as trustee under the Notices of Intention to Make a Proposal of Hemosol Corp. and Hemosol LP dated November 24, 2005, is filing today an application with the Ontario Superior Court of Justice returnable December 5, 2005 seeking, among other things, an order appointing PricewaterhouseCoopers Inc. as the interim receiver over the property, assets and undertaking of Hemosol Corp. and Hemosol LP and approving interim financing by Hemosol's secured creditors in the amount of $2.0 million. Hemosol Corp. also announced that all of its directors have tendered their resignations from the board of directors.


ABOUT HEMOSOL

Hemosol is an integrated biopharmaceutical developer and manufacturer of biologics, particularly blood-related protein based therapeutics.

For more information, visit Hemosol's website at www.hemosol.com.

The common shares of Hemosol are listed on the NASDAQ Stock Market under the trading symbol "HMSL" and on the TSX under the trading symbol "HML".

Contact:        Lee Hartwell
                Chief Executive Officer, Hemosol Corp.
                (905) 286-6200

                Carolyn Forest
                PricewaterhouseCoopers Inc.
                (416) 814-5730


Certain statements concerning Hemosol's future prospects are "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and other applicable securities legislation. There can be no assurances that future results will be achieved, and actual results could differ materially from forecasts and estimates. Important factors that could cause actual results to differ materially from forecasts and estimates include, but are not limited to: Hemosol's ability to successfully implement the Cascade technology and commercialize products derived from that technology; Hemosol's ability to obtain additional financing which is critical to the implementation of the Cascade technology and to Hemosol's continued viability as a going concern; Hemosol's ability to obtain regulatory approvals for its products; Hemosol's ability to successfully complete clinical trials for its products; Hemosol's ability to enter into satisfactory arrangements for the supply of materials used in its manufacturing operations and the sale of resulting products to customers; technical, manufacturing or distribution issues; the competitive environment for Hemosol's products and services; the degree of market penetration of Hemosol's products; Hemosol's ability to attract and retain clients for its bio-manufacturing services; the risk that Hemosol may not become profitable; and other factors set forth in filings with Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission. These risks and uncertainties, as well as others, are discussed in greater detail in the filings of Hemosol with Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission. Hemosol makes no commitment to revise or update any forward-looking statements in order to reflect events or circumstances after the date any such statement is made.

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                             MATERIAL CHANGE REPORT

                    SECTION 7.1 OF NATIONAL INSTRUMENT 51-102
                        CONTINUOUS DISCLOSURE OBLIGATIONS


ITEM 1:  NAME AND ADDRESS OF COMPANY

         Hemosol Corp. ("Hemosol")
         2585 Meadowpine Blvd.
         Mississauga, Ontario  L5N 8H9


ITEM 2:  DATES OF MATERIAL CHANGES

         November 22, 2005, November 24, 2005 and December 2, 2005.


ITEM 3:  NEWS RELEASE

Press releases were issued on November 22, 2005, November 24, 2005 and December 2, 2005 by Hemosol in Toronto, Ontario over Canada NewsWire, copies of which are attached hereto as Schedules A, B and C, respectively.


ITEM 4:  SUMMARY OF MATERIAL CHANGE

On November 22, 2005, Hemosol announced that it had defaulted in the payment of interest under its $20 million credit facility from The Bank of Nova Scotia. On November 24, 2005, Hemosol announced that it was insolvent. As a result, Hemosol and Hemosol LP, of which Hemosol is the general partner, filed Notices of Intention to Make a Proposal to their creditors under the BANKRTUPCY AND INSOLVENCY ACT (Canada) (the "NOIs"), and appointed PricewaterhouseCoopers Inc. ("PWC"), a licensed trustee, to act as trustee under the proposal. Hemosol continued discussions with its secured creditors with respect to its financial position.

On December 2, 2005, Hemosol announced that PWC, in its capacity as trustee under the NOIs, was filing on December 2, 2005 an application with the Ontario Superior Court of Justice returnable December 5, 2005 seeking, among other things, an order appointing PWC as the interim receiver over the property, assets and undertaking of Hemosol and Hemosol LP and approving interim financing by Hemosol's secured creditors in the amount of $2.0 million. Hemosol also announced that all of its directors had tendered their resignations from the board of directors.


ITEM 5:  FULL DESCRIPTION OF MATERIAL CHANGE

On November 22, 2005, Hemosol announced that it had defaulted in the payment of interest under its $20 million credit facility from The Bank of Nova Scotia. On November 24, 2005, Hemosol announced that it was insolvent. As a result, Hemosol and Hemosol LP, of which

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                                       2

Hemosol is the general partner, filed NOIs under the BANKRTUPCY AND INSOLVENCY ACT (Canada), and appointed PWC, a licensed trustee, to act as trustee under the proposal. Hemosol continued discussions with its secured creditors with respect to its financial position.

On December 2, 2005, Hemosol announced that PWC, in its capacity as trustee under the NOIs, was filing on December 2, 2005 an application with the Ontario Superior Court of Justice returnable December 5, 2005 seeking, among other things, an order appointing PWC as the interim receiver over the property, assets and undertaking of Hemosol and Hemosol LP and approving interim financing by Hemosol's secured creditors in the amount of $2.0 million. Hemosol also announced that all of its directors had tendered their resignations from the board of directors.

ITEM 6:  RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

Not applicable

ITEM 7:  OMITTED INFORMATION

Not applicable


ITEM 8:  EXECUTIVE OFFICER

For further information, please contact Lee Hartwell, Chief Executive Officer of Hemosol at (905) 286-6200.


DATED at Mississauga, Ontario this 2nd day of December, 2005.

                                       HEMOSOL CORP.

                                       by /S/ LEE HARTWELL
                                          --------------------------------------
                                          Lee Hartwell
                                          Chief Executive Officer



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                                   SCHEDULE A

MEDIA RELEASE



                     HEMOSOL DEFAULTS UNDER CREDIT FACILITY

TORONTO, ONTARIO (NOVEMBER 22, 2005)--Hemosol Corp. (NASDAQ: HMSL, TSX: HML) today announced that it has defaulted in the payment of interest under its $20 million credit facility. Hemosol requires additional capital to continue as a going concern and is in discussions with its secured creditors with respect to its current financial position.


ABOUT HEMOSOL

HEMOSOL IS AN INTEGRATED BIOPHARMACEUTICAL DEVELOPER AND MANUFACTURER OF BIOLOGICS, PARTICULARLY BLOOD-RELATED PROTEIN BASED THERAPEUTICS.

For more information visit Hemosol's website at www.hemosol.com.

The Common Shares are listed on the NASDAQ Stock Market under the trading symbol "HMSL" and on the TSX under the trading symbol "HML".

Contact:        JASON HOGAN
                Investor & Media Relations
                416 361 1331
                800 789 3419
                416 815 0080 fax

                ir@hemosol.com
                --------------
                www.hemosol.com
                ---------------

Certain statements concerning Hemosol's future prospects are "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and other applicable securities legislation. There can be no assurances that future results will be achieved, and actual results could differ materially from forecasts and estimates. Important factors that could cause actual results to differ materially from forecasts and estimates include, but are not limited to: Hemosol's ability to successfully implement the Cascade technology and commercialize products derived from that technology; Hemosol's ability to obtain additional financing which is critical to the implementation of the Cascade technology and to Hemosol's continued viability as a going concern; Hemosol's ability to obtain regulatory approvals for its products; Hemosol's ability to successfully complete clinical trials for its products; Hemosol's ability to enter into satisfactory arrangements for the supply of materials used in its manufacturing operations and the sale of resulting products to customers; technical, manufacturing or distribution issues; the competitive environment for Hemosol's products and services; the degree of market penetration of Hemosol's products; Hemosol's ability to attract and retain clients for its bio-manufacturing services; the risk that Hemosol may not become profitable; and other factors set forth in filings with Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission. These risks and uncertainties, as well as others, are discussed in greater detail in the filings of Hemosol with Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission. Hemosol makes no commitment to revise or update any forward-looking statements in order to reflect events or circumstances after the date any such statement is made.

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                                   SCHEDULE B

MEDIA RELEASE



   HEMOSOL HAS FILED A NOTICE OF INTENTION TO MAKE A PROPOSAL TO ITS CREDITORS

TORONTO, ONTARIO (NOVEMBER 24, 2005)--Hemosol Corp. (NASDAQ: HMSL, TSX: HML) today announced that it is insolvent. Hemosol Corp. and Hemosol LP have filed Notices of Intention to Make a Proposal to their creditors under the BANKRUPTCY AND INSOLVENCY ACT (Canada), and have appointed PricewaterhouseCoopers Inc., a licensed trustee, to act as trustee under the proposals. Hemosol continues discussions with its secured creditors with respect to its current financial position.


ABOUT HEMOSOL

HEMOSOL IS AN INTEGRATED BIOPHARMACEUTICAL DEVELOPER AND MANUFACTURER OF BIOLOGICS, PARTICULARLY BLOOD-RELATED PROTEIN BASED THERAPEUTICS.

For more information visit Hemosol's website at www.hemosol.com.

The Common Shares are listed on the NASDAQ Stock Market under the trading symbol "HMSL" and on the TSX under the trading symbol "HML".


Contact:        LEE HARTWELL
                President & CEO
                905 286 6204
                lhartwell@hemosol.com

                www.hemosol.com
                ---------------

Certain statements concerning Hemosol's future prospects are "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and other applicable securities legislation. There can be no assurances that future results will be achieved, and actual results could differ materially from forecasts and estimates. Important factors that could cause actual results to differ materially from forecasts and estimates include, but are not limited to: Hemosol's ability to successfully implement the Cascade technology and commercialize products derived from that technology; Hemosol's ability to obtain additional financing which is critical to the implementation of the Cascade technology and to Hemosol's continued viability as a going concern; Hemosol's ability to obtain regulatory approvals for its products; Hemosol's ability to successfully complete clinical trials for its products; Hemosol's ability to enter into satisfactory arrangements for the supply of materials used in its manufacturing operations and the sale of resulting products to customers; technical, manufacturing or distribution issues; the competitive environment for Hemosol's products and services; the degree of market penetration of Hemosol's products; Hemosol's ability to attract and retain clients for its bio-manufacturing services; the risk that Hemosol may not become profitable; and other factors set forth in filings with Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission. These risks and uncertainties, as well as others, are discussed in greater detail in the filings of Hemosol with Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission. Hemosol makes no commitment to revise or update any forward-looking statements in order to reflect events or circumstances after the date any such statement is made.

                                   SCHEDULE C

MEDIA RELEASE

           HEMOSOL ANNOUNCES FILING OF APPLICATION TO APPOINT RECEIVER
                          AND RESIGNATION OF DIRECTORS

TORONTO, ONTARIO (DECEMBER 2, 2005)--Hemosol Corp. (NASDAQ: HMSL, TSX: HML) announced that PricewaterhouseCoopers Inc., in its capacity as trustee under the Notices of Intention to Make a Proposal of Hemosol Corp. and Hemosol LP dated November 24, 2005, is filing today an application with the Ontario Superior Court of Justice returnable December 5, 2005 seeking, among other things, an order appointing PricewaterhouseCoopers Inc. as the interim receiver over the property, assets and undertaking of Hemosol Corp. and Hemosol LP and approving interim financing by Hemosol's secured creditors in the amount of $2.0 million. Hemosol Corp. also announced that all of its directors have tendered their resignations from the board of directors.


ABOUT HEMOSOL

HEMOSOL IS AN INTEGRATED BIOPHARMACEUTICAL DEVELOPER AND MANUFACTURER OF BIOLOGICS, PARTICULARLY BLOOD-RELATED PROTEIN BASED THERAPEUTICS.

For more information, visit Hemosol's website at www.hemosol.com.

The common shares of Hemosol are listed on the NASDAQ Stock Market under the trading symbol "HMSL" and on the TSX under the trading symbol "HML".

Contact:        Lee Hartwell
                Chief Executive Officer, Hemosol Corp.
                (905) 286-6200

                Carolyn Forest
                PricewaterhouseCoopers Inc.
                (416) 814-5730


Certain statements concerning Hemosol's future prospects are "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and other applicable securities legislation. There can be no assurances that future results will be achieved, and actual results could differ materially from forecasts and estimates. Important factors that could cause actual results to differ materially from forecasts and estimates include, but are not limited to: Hemosol's ability to successfully implement the Cascade technology and commercialize products derived from that technology; Hemosol's ability to obtain additional financing which is critical to the implementation of the Cascade technology and to Hemosol's continued viability as a going concern; Hemosol's ability to obtain regulatory approvals for its products; Hemosol's ability to successfully complete clinical trials for its products; Hemosol's ability to enter into satisfactory arrangements for the supply of materials used in its manufacturing operations and the sale of resulting products to customers; technical, manufacturing or distribution issues; the competitive environment for Hemosol's products and services; the degree of market penetration of Hemosol's products; Hemosol's ability to attract and retain clients for its bio-manufacturing services; the risk that Hemosol may not become profitable; and other factors set forth in filings with Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission. These risks and uncertainties, as well as others, are discussed in greater detail in the filings of Hemosol with Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission. Hemosol makes no commitment to revise or update any forward-looking statements in order to reflect events or circumstances after the date any such statement is made.